

September 26, 2012

Via E-mail
Ms. Sheila Anderson
Chief Financial Officer
Daktronics, Inc.
201 Daktronics Drive
Brookings, SD 57006

     Re: **Daktronics, Inc.**
                Form 10-K
                Filed June 13, 2012
                File No. 0-23246

Dear Ms. Anderson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended April 28, 2012

Management's Discussion and Analysis, page 20

Critical Accounting Policies and Estimates, page 21

1. We note your disclosure on page 22 that subsequent to April 28, 2012, you became aware of circumstances that could cause an increase in your allowance for doubtful accounts in an amount between $0 and $2.5 million. Please revise future filings to describe the specific factors impacting collectability and disclose the extent to which your credit risk varies by geographic region.

Liquidity and Capital Resources, page 33

2. We note that days sales outstanding increased from 45 days as of April 30, 2011, to 54 days as of April 28, 2012, which you attribute to the "natural volatility that can occur with large projects and the timing of customer payments." This buildup in accounts receivable had a material adverse impact on your operating cash flows for fiscals 2012 and 2011. We also note that the change in billings in excess of costs and estimated earnings had a material adverse impact on your operating cash flow for fiscal 2012. Please revise future filings to expand your discussion on page 33 regarding the changes in DSO, and billings in excess of costs and estimated earnings, as the current disclosure does not fully explain the variances. Specifically address whether there were any material changes in A/R aging, contractual payment/billing terms, and/or the materiality of customer disagreements, or any other known factors that materially impact these balances. Refer to Item 303(a)(1) of Regulation S-K.

3. On page 33 you disclose days inventory outstanding increased from 41 days as of April 30, 2011, to 53 days as of April 28, 2012. This apparent buildup in inventories adversely impacted your operating cash flow surplus in fiscals 2012 and 2011. In future filings, please explain material variances in the inventory ratio.

Note 5. Selected Financial Statement Data, page 52

4. You disclose that inventories are reported net of an allowance for excess and obsolete inventory. In future filings, please revise herein to present a rollforward and show the activity in this allowance for the periods presented, or include it within the Schedule II. Refer to Rule 12-09 of Regulation S-X.

Note 15. Commitments and Contingencies, page 62

5. We note your disclosure that you are involved in various claims and legal actions arising in the normal course of business, but for which you believe the disposition of these matters, taken as a whole, will not have a material adverse effect on your consolidated financial statements. In future filings, please provide the disclosures required by ASC 450-20-50-1 – 50-2 for probable loss contingencies in which you have recognized an accrual. Please also provide the disclosures required by ASC 450-20-50-3 – 50-8 for reasonably possible losses in excess of accrual. Please ensure your disclosures describe the loss contingency using the terms referenced in ASC 450-20-25. Please note that disclosure of the accrual of probable losses and the disclosure of reasonably possible losses in excess of accruals may be provided on an aggregated basis. To the extent that you have determined that the reasonably possible loss in excess of accrual is immaterial, please disclose that fact.

Form 10-Q for the period ended July 28, 2012

6. Please explain to us in detail how you determined that the $1.8 million Transportation segment loss reversal (page 18) was appropriately recognized in the July 28, 2012, quarter instead of in the April 28, 2012, quarter. In this regard, we note that the April 28, 2012 Form 10-K was filed midway through the July 28, 2012, quarter. Identify the specific events and circumstances which precipitated the accounting change and how you determined that recognition in the fourth quarter was not required. We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief